SEC
Mail Processing
Section

15045298

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

JAN 30 2015

Washington DC
403

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/13 (MM/DD/YY) AND ENDING 11/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coventry Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7111 Valley Green Road
(No. and Street)

Fort Washington (City) PA (State) 19034 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Bitterlich 877-836-8300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

10 Melville Park Road (Address) Melville (City) NY (State) 11747 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. Bitterlich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coventry Securities, LLC, as of November 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Chief Financial Officer

Title

NOTARIAL SEAL
ELIZABETH R HAUSER
Notary Public
WHITEMARSH TWP, MONTGOMERY COUNTY
My Commission Expires Apr 23, 2015

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statement

Coventry Securities, LLC
Year Ended November 30, 2014

1310-1148946

Coventry Securities, LLC

Financial Statement

Year Ended November 30, 2014

Contents

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Coventry Securities, LLC

We have audited the accompanying statement of financial condition of Coventry Securities, LLC (the "Company") as of November 30, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The management of Coventry Securities, LLC is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Coventry Securities, LLC as of November 30, 2014 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Melville, NY
January 27, 2015

MARCUMGROUP
MEMBER

Marcum LLP ▪ 10 Melville Park Road ▪ Melville, New York 11747 ▪ Phone 631.414.4000 ▪ Fax 631.414.4001 ▪ marcumllp.com

Coventry Securities, LLC

Statement of Financial Condition

		November 30, 2014
Assets		
Current assets:		
Cash	$	426,513
Deposits and other current assets		5,339
Total assets	$	431,852
Liabilities and member's equity		
Current liabilities:		
Accrued expenses	$	31,511
Due to an affiliate		49,559
Total current liabilities		81,070
Member's equity:		
Contributed capital		7,360,000
Accumulated deficit		(7,009,218)
Total member's equity		350,782
Total liabilities and member's equity	$	431,852

See accompanying notes.

Coventry Securities, LLC

Notes to Financial Statement

November 30, 2014

1. Nature of Operations

Coventry Securities, LLC (the "Company") is a limited liability company established in Delaware in 2009. The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its limited liability company agreement (the "Agreement").

The Company was formed pursuant to the Delaware Limited Liability Company Law (the "Act"). Pursuant to the Agreement, the member of the Company shall not have any liability for the obligations or liabilities of the Company except to the extent of any non-waiverable provision of the Act.

There is one class of member interest in the Company. The sole member of the Company is a trust controlled by and for the benefit of members of a single family.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company's principal activities consist of marketing its services as a broker-dealer and placement agent, registering and training its registered representatives, and providing services under an agreement with an affiliated entity (see Note 3).

The Company is affiliated with multiple entities through common ownership (see Note 3 for a description of related party transactions).

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions regarding the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash

As of November 30, 2014, cash consists of noninterest-bearing accounts at a bank. Cash may exceed the Federal Deposit Insurance Corporation limits.

Deposits and Other Current Assets

Deposits and other current assets consist principally of deposits with a regulatory agency and prepaid expenses.

Accrued Expenses

Accrued expenses consist principally of accrued audit fees.

Due to an Affiliate

Due to an affiliate consists principally of amounts payable under the Corporate Services Agreement more fully described in Note 3, "Related Party Transaction."

Income Taxes

The Company has elected S Corporation status under the provisions of the Internal Revenue Code and corresponding sections of state income tax laws. Under those provisions, the Company does not pay federal or state income taxes. As such, any income taxes are liabilities of the Company's member.

The Company has concluded there are no significant uncertain tax positions that would require recognition in the financial statements as of November 30, 2014. As of November 30, 2014, the Company's tax years ended November 30, 2011, 2012, and 2013 are subject to examination by the tax authorities.

Subsequent Events

Subsequent events have been evaluated through the date that the financial statements were issued.

3. Related-Party Transaction

Pursuant to the Corporate Services Agreement, an affiliated entity provides certain employees, officers and facilities for the operations of the Company. Expenses are allocated by the affiliated entity based on time spent on the Company's operations by these employees and officers.

Obligations incurred in connection with this agreement are settled in the normal course of the Company's business.

4. Net Capital Requirement

As a registered broker-dealer in securities, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At November 30, 2014, the Company had net capital of $345,443, which was $340,038 in excess of its required net capital of $5,405. The Company's ratio of aggregate indebtedness to net capital was 0.23 to 1.